UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

October 6, 2023

Commission File Number 001-37974

VIVOPOWER INTERNATIONAL PLC

(Translation of registrant’s name into English)

The Scalpel, 18th Floor, 52 Lime Street

London EC3M 7AF

United Kingdom

+44-794-116-6696

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20- F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On October 6, 2023, VivoPower International PLC, a public limited company organized under the laws of England and Wales (the “Company”), entered into an ordinary share purchase agreement (the “White Lion Purchase Agreement”) with White Lion Capital LLC (“White Lion”), pursuant to which the Company may require White Lion to purchase up to $2,300,000 (the “Commitment Amount”) in ordinary shares, nominal value $0.12 per share, of the Company (the “Ordinary Shares”), over a term that will commence on October 6, 2023, the date the Prospectus Supplement (discussed below) was filed, and will end on the earlier of (i) December 23, 2023 (the “Commitment Date”) or (ii) the date on which White Lion shall have made payment for Ordinary Shares equal to the Commitment Amount (the “Commitment Period”).

Pursuant to the terms of the White Lion Purchase Agreement and subject to the conditions and limitations set forth therein, White Lion has agreed to purchase a number of Ordinary Shares (the “Initial Purchase”) at a purchase price of 85% of the volume weighted average price per Ordinary Share on October 6, 2023. At any time after three trading days following the closing of the Initial Purchase, the Company may, in its sole discretion, request that White Lion purchase Ordinary Shares for an aggregate purchase price of up to the difference between the Commitment Amount less the aggregate purchase price for any Ordinary Shares previously purchased by White Lion under the White Lion Purchase Agreement, at a purchase price per share equal to the lowest traded price of the Ordinary Shares on Nasdaq on the date of such request, subject to certain limitations. If White Lion has not purchased the Commitment Amount by the Commitment Date, the Company has agreed to issue seventy-five thousand dollars ($75,000) in Ordinary Shares to White Lion at the closing price per share on the Commitment Date.

White Lion is not required to purchase any Ordinary Shares under the White Lion Purchase Agreement if such purchase, when combined with all other Ordinary Shares then beneficially owned by White Lion and its affiliates, would result in their combined beneficial ownership, at any single point in time, of more than 4.99% of the then total outstanding Ordinary Shares. Notwithstanding the foregoing, White Lion, in its discretion, may waive this prohibition.

The Purchase Agreement contains customary representations and warranties and agreements of the Company and the Investor and customary indemnification rights and obligations of the parties.

The Ordinary Shares were offered by the Company pursuant to a registration statement on Form F-3 (File No. 333-251304) (the “Registration Statement”), previously filed and declared effective by the Securities and Exchange Commission (the “Commission”) on December 23, 2020, the base prospectus filed as part of the Registration Statement, and the prospectus supplement dated October 6, 2023 (the “Prospectus Supplement”).

Either the Company or White Lion may terminate the White Lion Purchase Agreement at any time in the event of a material breach of the White Lion Purchase Agreement by the other party. In addition, the White Lion Purchase Agreement automatically terminates on the earlier of (i) the end of the Commitment Period, or (ii) the date that, pursuant to or within the meaning of any bankruptcy law, the Company commences a voluntary case or any person commences a proceeding against the Company.

The foregoing summary of the White Lion Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the White Lion Purchase Agreement, which is attached as Exhibits 10.1 to this Report on Form 6-K and is incorporated herein by reference.

This Report on Form 6-K does not constitute an offer to sell any securities or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

A copy of the opinion of Shoosmiths LLP relating to the legality of the issuance and sale of the Ordinary Shares is attached as Exhibit 5.1 hereto.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Registration Statement.

EXHIBIT INDEX

Exhibits.

Exhibit No.	Description
5.1	Opinion of Shoosmiths LLP.
10.1+	Ordinary Share Purchase Agreement, dated as of October 6, 2023, by and between VivoPower International PLC and White Lion Capital, LLC.

+	Certain portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv). The Registrant agrees to furnish an unredacted copy of the exhibit to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 10, 2023

VivoPower International PLC

By: /s/ Kevin Chin
Name: Kevin Chin
Title: Chief Executive Officer